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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                AMENDMENT NO. 1
                    Under the Securities Exchange Act of 1934

                        HUTTON/CONAM REALTY INVESTORS 81
                                (Name of Issuer)

         UNITS REPRESENTING ASSIGNMENTS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                                 Christopher K. Davis
                           Everest Properties II, LLC
                     199 South Los Robles Avenue, Suite 440
                           Pasadena, California 91101
                                 (626) 585-5920
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 19, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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     This  Amendment No. 1 amends the Schedule 13D filed with the  Commission on
November 26, 1997 (the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D. The following items are amended as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

     On October 19, 1998, representatives of Everest Properties II, LLC, ("Everest") contacted representatives of the general partner of the Partnership to obtain information regarding the Partnership's plans for the operations, financing and any sales of the Partnership's properties. Everest currently intends to continue such discussions with the Partnership's general partner, and is evaluating its options available in order to advise or influence the decisions of the general partner regarding the operations, financing and sale of the Partnership's properties. Except as specified above, at this time, the persons filing this Statement do not have any specific plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units described in paragraphs (a) through
(j) of Item 4 in Schedule 13D.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 1998



                         EVEREST INVESTORS, LLC

                         By:      EVEREST PROPERTIES, Inc., Manager


                                  By:  /s/ W. ROBERT KOHORST
                                       --------------------------
                                       W. Robert Kohorst
                                       President


                         KM INVESTMENTS, LLC

                         By:      EVEREST PROPERTIES II, LLC, Manager

                                   By:  /s/ W. ROBERT KOHORST
                                        --------------------------
                                        W. Robert Kohorst
                                        President


                         EVEREST PROPERTIES, INC.

                         By:  /s/ W. ROBERT KOHORST
                              --------------------------
                              W. Robert Kohorst
                              President


                        EVEREST PROPERTIES II, LLC

                         By:  /s/ W. ROBERT KOHORST
                              --------------------------
                              W. Robert Kohorst
                              President